SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,160,995 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,160,995 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,160,995 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.08%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 2,757,997 shares of common stock and 402,998 shares of common stock underlying warrants held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,160,995 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,160,995 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,160,995 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.08%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 2,757,997 shares of common stock and 402,998 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,614,918 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,614,918 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,918 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,583,802 shares of common stock and 31,116 shares of common stock underlying warrants held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,614,918 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,614,918 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,918 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of 1,583,802 shares of common stock and 31,116 shares of common stock underlying warrants.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,781,151 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,781,151 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,781,151 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.75%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of (i) an aggregate of 4,341,799 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P. and (ii) 5,238 shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,781,151 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,781,151 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,781,151 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.75%
14	TYPE OF REPORTING PERSON IN

(6) Comprised of (i) an aggregate of 4,341,799 shares of common stock and 434,114 shares of common stock underlying warrants held by Deerfield Partners, L.P. and Deerfield Private Design Fund III, L.P. and (ii) 5,238 shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P.

CUSIP No. 005111109	8 of 11 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Funds”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(b)	The address of the principal business and/or principal office of the Reporting Persons is 345 Park Avenue, 12th Floor, New York, New York 10010.

Item 2(c) of the Schedule 13D is hereby amended as follows:

(c)	Schedule A to the Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule A to this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On July 11, 2021, the Funds entered into a letter agreement with the Company (the “Letter Agreement”), pursuant to which the Funds and the Company agreed to use reasonable best efforts, by the date of the closing of a potential public offering by the Company (the “Potential Offering”) or, if not accomplished by such closing, as soon as practicable (and in any event within 30 days) thereafter, and contingent upon the closing of the Potential Offering, to negotiate and mutually agree to a Series A Common Equivalent Certificate of Designation, Preferences and Rights (the “Series A Certificate of Designation” and the shares of capital stock issuable thereunder, “Series A Common Equivalent Preferred Stock”). The Letter Agreement also provides that, within such time period, the Funds and the Company will negotiate, enter into and consummate an exchange pursuant to an exchange agreement, which would provide, among other things, for the exchange of a number of shares of Common Stock beneficially owned by each of the Funds (the “Exchange Shares”), such that the Funds and their affiliates, collectively, beneficially own 9.5% of the outstanding Common Stock as of the date of the closing of such exchange (including any shares either Fund acquires in the Potential Offering), for shares of Series A Preferred Stock that are convertible into a number of shares of Common Stock equal to the number of Exchange Shares (subject to the blocker/beneficial ownership limitation described below). In connection with the Letter Agreement, Deerfield Management indicated that the Funds (or other investment funds managed by Deerfield Management) would be interested in purchasing shares of Common Stock in the Potential Offering.

CUSIP No. 005111109	9 of 11 Pages

The terms of the Series A Common Equivalent Preferred Stock would (i) provide that each share is convertible into 1,000 shares of Common Stock, at the option of the holder thereof (but subject to the beneficial ownership limitation described below), (ii) provide that each share is entitled to a de minimis liquidation preference of $0.001 per share, (iii) provide that the shares would not have any voting rights (except in certain circumstances related to the Series A Common Equivalent Preferred Stock), and (iv) otherwise be substantially equivalent to the Common Stock. The ability of a holder to convert Series A Common Equivalent Preferred Stock into Common Stock would be prohibited to the extent that, upon such conversion, such holder, its affiliates and other persons whose ownership of Common Stock would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed 4.9% of the total number of shares of Common Stock then outstanding (provided that this limitation could be increased to 9.9% with respect to a particular holder of Series A Common Equivalent Preferred Stock at such holder’s election upon 61 days advance written notice to the Company, although the Reporting Persons do not anticipate that such an increase would be applicable to shares of Series A Common Equivalent Preferred Stock beneficially owned by the Reporting Persons).

The foregoing summary of the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 5	Letter Agreement, dated as of July 11, 2021, among Acutus Medical, Inc., Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P., (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 12, 2021)

CUSIP No. 005111109	10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2021

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P., General Partner
By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

CUSIP No. 005111109	11 of 11 Pages

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 345 Park Avenue, 12th Floor, New York, New York 10010.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 345 Park Avenue, 12th Floor, New York, New York 10010.